Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

(all numbers in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income tax and adjustment for income or loss from equity investees	$(19,117)	$(2,918)	$(71,797)	$(52,756)	$(88,502)	$(41,190)	$(28,622)
Increases:
Distributed equity income of equity investees	—	—	—	—	—	12,220	20,750
Fixed charges (interest and rent expense)	360	3,294	13,101	4,854	9,686	5,974	391

Total	(18,757)	376	(58,696)	(47,902)	(78,816)	(22,996)	(7,481)

Decreases:
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—
Capitalized Interest	244	2,015	8,285	2,983	2,255	1,849	—

Total Earnings for Ratio	$(19,001)	$(1,639)	$(66,981)	$(50,885)	$(81,071)	$(24,845)	$(7,481)

Ratio of Earnings to Fixed Charges(1)(2)(3)	—	—	—	—	—	—	—

(1)	In calculating the ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income tax, adjustment for noncontrolling interests in consolidated subsidiaries or adjustment for income or loss from equity investees, plus fixed charges (excluding capitalized interest), plus distributed income of equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt costs and an estimate of the interest within rental expense.
(2)	For purposes of calculating the ratio of earnings to fixed charges, the amount included in the calculation for distributed income from equity investees is reflected in the period the related distribution was officially approved by the equity investee’s board of directors even when cash may have been received in the form of an advance from the equity investee in a previous period.
(3)	For the three months ended March 31, 2014 and 2013, fixed charges exceeded earnings by $19.4 million and $4.9 million, respectively. For the years 2013, 2012, 2011, 2010 and 2009, fixed charges exceeded earnings by $80.1 million, $55.7 million, $90.8 million, $30.8 million and $7.9 million, respectively.